UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Latch, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)
51818V106
(CUSIP Number)

James W. Siminoff
c/o Latch, Inc.
1220 N Price Road, Suite 2
Olivette, MO 63132
(314) 200-5218
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 18, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	Names of Reporting Persons James W. Siminoff
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 3,826,635
	8	Shared Voting Power 0
	9	Sole Dispositive Power 3,826,635
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,826,635
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.4%
14	Type of Reporting Person IN

CUSIP No. 51818V106	13D

Explanatory Note
This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on July 13, 2023 (as amended, the “Schedule 13D”), relating to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Latch, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4.    Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Separation and Advisory Agreement
On November 18, 2024 (the “Agreement Date”), the Issuer and the Reporting Person mutually agreed that the Reporting Person would step down as the Issuer’s Chief Strategy Officer on December 31, 2024 (the “Siminoff Separation Date”). Mr. Siminoff will remain in his current role through the Siminoff Separation Date, after which he will serve in an advisory role through December 31, 2026 (such advisory services, the “Advisory Services,” and such date, the “Advisory End Date”). Mr. Siminoff will cease to serve as an “executive officer” of the Issuer under Rule 3b-7 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on the Siminoff Separation Date.
On the Agreement Date, Mr. Siminoff and the Issuer entered into a Separation and Advisory Agreement and Release (the “Siminoff Transition Agreement”) pursuant to which the Issuer and Mr. Siminoff agreed to amend and restate that certain Common Stock Restriction Agreement, dated as of May 15, 2023, by and between the Issuer and Mr. Siminoff (the “Original Restriction Agreement”), as discussed in further detail below. The Siminoff Transition Agreement also contains certain releases of claims among the parties and provisions requiring Mr. Siminoff to protect the Issuer’s proprietary and confidential information that apply indefinitely.

Amended and Restated Common Stock Restriction Agreement
Pursuant to an amended and restated common stock restriction agreement, which was entered into between Mr. Siminoff and the Issuer on the Agreement Date (the “Restated Restriction Agreement”), and in accordance with the terms of the Original Restriction Agreement, the Issuer exercised its repurchase option with respect to 15,260,540 shares of Common Stock held by Mr. Siminoff (the “Repurchased Shares”) for $0.00005080 per share (the “Repurchase Price”), or a total payment of $775.24. Pursuant to the Restated Restriction Agreement, 3,815,135 shares of Common Stock held by the Reporting Person that are not being repurchased by the Issuer (the “Remaining Shares”) are subject to transfer restrictions and an amended repurchase option (the “Amended Repurchase Option”) pursuant to which the Issuer has a right to repurchase the Remaining Shares at the Repurchase Price to the extent not released from the transfer restrictions and the Amended Repurchase Option by the fifth anniversary of the effective date of the Restated Restriction Agreement (the “Repurchase Trigger Date”).
The Remaining Shares are split into two tranches with different provisions governing their release from the transfer restrictions and the Amended Repurchase Option.
The descriptions of the Siminoff Transition Agreement and the Restated Restriction Agreement set forth above do not purport to be complete and are qualified in their entirety by

CUSIP No. 51818V106	13D

reference to the full text thereof, copies of which are filed as exhibits to this Schedule 13D and incorporated herein by reference.
Item 5.    Interest in Securities of the Issuer.
(a) – (b)
•Amount beneficially owned: 3,826,635
•Percent of Class: 2.4%
•Number of Shares the Reporting Person has:
oSole power to vote or direct the vote: 3,826,635
oShared power to vote: 0
oSole power to dispose or direct the disposition of: 3,826,635
oShared power to dispose or direct the disposition of: 0

    The above percentage is based on 160,939,605 shares of Common Stock outstanding as of the date hereof following the repurchase by the Issuer of the Repurchased Shares, as provided by the Issuer.

(c)    Except as described in Item 4, during the past 60 days, the Reporting Person has not effected any transactions with respect to the Common Stock.

(d)    None.

(e)    This Amendment No. 1 is being filed to report that, as of November 28, 2024, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.
Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 4 above summarizes certain provisions of the Siminoff Transition Agreement and the Restated Restriction Agreement and is incorporated herein by reference. A copy of each such agreement is attached as an exhibit to this Schedule 13D and is incorporated by reference.
Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 51818V106	13D

Item 7.    Materials to be Filed as Exhibits.

Exhibit Number	Description
1	Separation and Advisory Agreement and Release, dated as of November 18, 2024, by and between Latch Systems, Inc. and Jamie Siminoff (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on November 19, 2024).
2	Amended and Restated Common Stock Restriction Agreement, dated as of November 18, 2024, by and between Latch, Inc. and Jamie Siminoff. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on November 19, 2024).

CUSIP No. 51818V106	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	December 2, 2024	By:	/s/ James W. Siminoff
		Name:	James W. Siminoff